VIA EDGAR

Ms. Susan Block

Mr. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Block, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 8, 2021 on the Company’s Amendment No. 8 to registration statement on Form F-1 filed on October 22, 2021 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 9 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

November 10, 2021

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 8 to Form F-1 filed October 22, 2021

Cover Page

1.

We note your disclosure here and throughout the filing that you do not have material operations in Mainland China and generally try to distance the company from the laws and regulations in the PRC. We also note your disclosure regarding recent statements and regulatory actions by China’s government. Please revise to further address how recent statements and regulatory actions by China’s government, such as those related to data security and/or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, should those statements or regulatory actions apply to your company in the future. Please also revise your disclosure here and throughout the filing to make clear that the Chinese government could intervene or influence your operations at any time.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

2.

We note your disclosure that AMTD Digital Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Please add disclosure that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

U.S. Securities and Exchange Commission

November 10, 2021

Prospectus Summary

Summary of Risk Factors, page 8

3.

Provide summary risk factor disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-reference to the more detailed discussion of these risks later in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to be worthless. Please provide any corresponding risk factors that are not already included. Please also provide a subheading for the China-based risk factors, close to the beginning of your summary risk factors.

In response to the Staff’s comment, the Company has provided a separate subheading of “Risks Relating to Doing Business in Mainland China and Hong Kong” on pages 9–10 of the Registration Statement, and reorganized and supplemented relevant summary risk factors under the subheading to provide for the relevant disclosure.

4.

We note your disclosure that you do not believe that you are required to obtain any permission from PRC authorities to issue your ADSs to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of Hong Kong or China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 42–43 of the Registration Statement.

5.

Please refer back to our prior comment 3 in our letter to you dated August 30, 2021. We note your disclosure that your ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board is unable to inspect auditors who are located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act. Similarly provide this clarification in your risk factor on page 24. Also, please revise that risk factor subheading on page 24 to state that trading may be prohibited.

In response to the Staff’s comment, the Company has revised the relevant summary risk factor on page 9 of the Registration Statement, as well as the disclosure in and the subheading of the corresponding risk factor on pages 40–41 of the Registration Statement.

U.S. Securities and Exchange Commission

November 10, 2021

Risk Factors, page 18

6.

Please provide a separate subheading for the risks related to China and your operations in Hong Kong. Please have this subheading early in the Risk Factor section, following the subheading Risks Relating to Our Business and Industry. Please make similar changes to your summary of risk factors and include a subheading related to China and your operations in Hong Kong.

In response to the Staff’s comment, the Company has provided a separate subheading of “Risks Relating to Doing Business in Mainland China and Hong Kong” on pages 39–43 of the Registration Statement, and reorganized and supplemented the relevant risk factors under this subheading to provide for the relevant disclosure.

We may be subject to a variety of laws and other obligations, including those regarding cybersecurity, page 23

7.	Please revise to also discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41–43 of the Registration Statement.

*                *                 *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP